

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2019

Senan Murphy
Finance Director
CRH PUBLIC LTD CO
Belgard Castle, Clondalkin
Dublin 22, Ireland

  Re: CRH PUBLIC LTD CO
    Form 20-F for Fiscal Year Ended December 31, 2018
    Filed March 8, 2019
    File No. 001-32846

Dear Mr. Murphy:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing and Construction